LEVY & DRONEY, P. C.

Pond View Corporate Center

74 Batterson Park Road

Farmington, CT 06032

February 23, 2006

Mr. H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, Northwest

Washington, D.C.  20549

RE:  The Enlightened Gourmet, Inc. – SEC File No. 0-51597

Dear Mr. Owings:

This letter is in response to your letter of February 15, 2006 addressed to Mr. Alexander L. Bozzi, III, Chairman of the Enlightened Gourmet, Inc. (the “Company”).  This firm represents the Company.

We have reviewed the matters addressed in your letter with Company management and representatives of the Company’s independent registered public accountant and our responses are based upon such discussions.

Please note that for your convenience, we have repeated your questions in bold face type with our responses in regular type face below.

Report of Appraiser

1.

We Note your response to comment 4 in our letter dated January 5, 2006.  Please tell us the nature of the “established valuation techniques” Mr. Traba used in valuing the assets acquired by the company, and the range of values he derived from these techniques and presented to the parties.  Also, please tell us whether the parties to the transaction adopted Mr. Traba’s valuation or valuations, or, alternatively, what factors they did rely on in determining the purchase price.

Mr. Traba did not, himself, value the assets; he presented to the parties valuation techniques which they could consider in arriving at a mutually-agreeable price.

The established valuation techniques included discussions of possible multiples of potential earnings which might be considered and the multiples of earnings at which public companies in comparable industries were trading.  The parties considered many factors, including Mr. Traba’s valuation techniques, their subjective assessments of the overall market for the Company’s products, their estimations of likely market penetration, the intrinsic value of the proprietary rights being acquired, and their general business judgments and instincts.

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Financial Statements

Consolidated Statement of Stockholders’ Equity for the period June 25 (date of Inception) to September 30, 2005, page F-6

2.

We note your response to comment 6 in our letter dated January 5, 2006 and we reissue our comment.  Section 3.B of the Securities Subscription Agreement Exhibit 10.3 states plainly that you shall file a registration statement to register common shares on or before June 1, 2005.  Your consideration of the classification of these securities should exclude any likelihood that an investor may require you to perform or that these securities may become freely transferable after the holding period under Rule 144 of the Securities Act of 1933.  Please tell us specifically why permanent equity classification is appropriate for the securities issued in connection with the securities subscription agreement stating clearly, if true, that there are no damages clauses or penalties.

Please disregard our prior response to this comment.

The securities constitute permanent equity because they represent fully-settled transactions and the holders have no right to require the repurchase or redemption thereof or to be paid any money in respect thereof.  Accordingly, EITF 00-19 and EITF D-98 do not apply.  In response to your specific question, there are no damage clauses or penalties.

Note 4.  Acquisition of Technology, page F-11

3.

We note your response to comment 5 in our letter dated January 5, 2006.  Intangible assets purchased from others in a business combination are required to have an alternative future use to be accounted for in accordance with SFAS No. 142 or charged to expense when incurred.  See paragraph 11.c. of SFAS No. 2 and paragraph 5 of FIN No. 4.  We therefore reissue our comment and request that you provide a specific response to the inquiry.  Disclose how you established an alternative future use for the acquired non-patented technology and disclose the amounts allocated to each major intangible asset class.  See paragraph 44 of SFAS No. 142.  On the other hand, if you determine the technology does not have an alternative future use, then please revise your financial statements to reflect the amount as a charge to earnings in the period incurred.  In either case, please show us what your revised disclosure will look like.

The intangible assets acquired consisted, in part, of completed research and development; however, such assets were acquired for direct commercialization and not for use in further research and development activities.  Accordingly, paragraph 11c of SFAS No. 2  and paragraph 5 of FIN4 do not apply and no alternative future use is required in order to carry the work product as an asset.

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Note 5.  Stockholder Note Payable, page F-23

We note your response to comment 7 in our letter dated January 5, 2006.  A correction to your financial statements, whether or not prompted by our review, is an accounting change as the term is discussed in APB No. 20.  Please provide a response that explains the accounting within the scope of APB No. 20 and the impact of the correction on your balance sheet and statement of stockholders’ equity.  If you determine this revision is not the correction of an error, please explain why this is not an oversight of facts that existed at the time you prepared your financial statement or a mistake in the application of GAAP.

The Company acknowledges that the accounting treatment for the warrants was originally incorrect and the Company filed an amended 10-SB to reflect the correction of the error.  The Company reflected a debt discount of $12,000 and a credit to additional paid-in-capital for a corresponding amount.  The result of this correction of an error was to increase additional paid-in-capital by $12,000 and to reflect the note payable reduced to $18,000 due to the debt discount of $12,000.  As the note was issued on September 22, 2005, the amortization of the debt discount for the period from September 22, 2005 through September 30, 2005 was not booked due to immateriality.

Please contact me with any further questions or concerns.

Sincerely yours,

S/ RICHARD T. KEPPELMAN

Richard T. Keppelman

RTK/ptl

cc:   Albert Yarashus

        Michael Traba

       Alexander L. Bozzi, III

       Michael Sabol

3

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